Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2007	2006
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$426,820	$374,809
Add (deduct):
Equity in earnings of unconsolidated entities	(47,571)	(42,296)
Distributions from unconsolidated entities	43,435	37,399
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(7,826)	(5,501)
	$414,858	$364,411
Add fixed charges:
Consolidated interest expense (1)	113,046	117,820
Interest portion (1/3) of consolidated rent expense	19,944	20,305
	$547,848	$502,536

FIXED CHARGES:
Consolidated interest expense (1)	$113,046	$117,820
Capitalized interest	333	—
Interest portion (1/3) of consolidated rent expense	19,944	20,305
	$133,323	$138,125

RATIO OF EARNINGS TO FIXED CHARGES	4.11	3.64

Tax-effected preferred dividends	$43	$172
Fixed charges	133,323	138,125
Fixed charges and preferred dividends	$133,366	$138,297

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	4.11	3.63

(1)          Interest expense on income tax contingencies is not included in fixed charges.